WEIS MARKETS, INC.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

	State of	Percent Owned
	Incorporation	By Registrant
Albany Public Markets, Inc.	New York	100%
Dutch Valley Food Company, Inc.	Pennsylvania	100%
Weis Transportation, Inc.	Pennsylvania	100%
WMK Financing, Inc.	Delaware	100%

The consolidated financial statements include the accounts of the Company and its subsidiaries.